Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Global Income Opportunities Fund
f/k/a Nuveen Global Government Enhanced Income Fund

333-133464
811-21893

    At a meeting held on July 30-August 1, 2012, the Board of Trustees of the Fund (the Board ) authorized the Fund to reposition its portfolio and change its investment policies to feature a multi-sector, global bond strategy. The Funds investment objective of high current income with a secondary objective of seeking capital preservation will remain unchanged. The Board also approved changing the Funds name to Nuveen Global Income Opportunities Fund.

The new policies and name change for the Fund took effect on October 10, 2012.

A description of the policy changes can be found in the proxy statement. Proxy materials are herein incorporated by reference to the SEC filing on October 12, 2012, under Form 497, accession number 0001193125-12-422194.